UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 24, 2005

Commission File Number: 0-29712

DOREL INDUSTRIES INC.

________________________________________________________________________________________________

1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4

_________________________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

[    ]

Form 40-F

[ X ]

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[ X ]

C O M M U N I Q U É

JUVENILE

Cosco

Safety 1st

Maxi-Cosi

Bébé Confort

Baby Relax

Babidéal

MonBébé

Quinny

HOME FURNISHINGS

Ameriwood

Ridgewood

Charleswood

Dorel Home Products

Cosco Home & Office

Dorel Asia

Carina

SystemBuild

Cosco Ability Care Essentials

Altra Furniture

RECREATIONAL / LEISURE

Pacific Cycle

Schwinn

GT

Mongoose

InSTEP

EXCHANGES

CANADA

TSX:

DII.MV, DII.SV

U.S.A.

NASDAQ:

DIIB

CONTACT:

Maison Brison

Rick Leckner

(514) 731-0000

Dorel Industries Inc.

Jeffrey Schwartz

(514) 934-3034

DOREL ANNOUNCES MANAGEMENT CHANGE AT

 DOREL JUVENILE GROUP

Montreal, November 23, 2005 — Dorel Industries Inc. (TSX: DII.MV DII.SV; NASDAQ: DIIB) today announced that Bruce Cazenave, President and CEO of Dorel Juvenile Group, Inc., consisting of Dorel Juvenile Group (DJG) USA, has left the company to pursue other opportunities. While a search for a replacement is underway, Camillo Lisio, Dorel’s Chief Operating Officer, will oversee operations of the division to ensure on-going continuity.

“We have an excellent senior management team in place at DJG USA to handle day-to-day affairs. I know they will be entirely effective during this transition period,” said Mr. Lisio.

Profile

Dorel Industries (TSX: DII.SV, DII.MV; NASDAQ: DIIB) is a global consumer products company engaged in the designing, manufacturing and marketing of a diverse portfolio of powerful consumer brands, sold through its Juvenile, Home Furnishings, and Recreational/Leisure segments. Headquartered in Montreal, Dorel employs approximately 5,000 people in fourteen countries. Dorel also has offices in Shanghai and Shenzhen, China which oversee the sourcing, engineering and logistics of all Asian operations. 2004 sales were US$1.7 billion.

US operations include Dorel Juvenile Group USA, which markets the Cosco and Safety 1st brands as well Eddie Bauer and Disney Baby licensed products; Ameriwood Industries, which markets ready-to-assemble products under the Ameriwood, Carina, SystemBuild, Altra Furniture and Ridgewood/Charleswood brands as well as California Closets and Trading Spaces licenses; Cosco Home & Office, which markets home/office products under the Cosco and Cosco Ability Essentials brands and Samsonite license; and Pacific Cycle, which markets the Schwinn, Mongoose, GT, InSTEP and Roadmaster brands. In Canada, Dorel operates Dorel Distribution Canada, Ridgewood Industries and Dorel Home Products. Dorel Europe markets juvenile products throughout Europe, under the Bébé Confort, Maxi-Cosi, Quinny, Safety 1st, Babidéal, Mon Bébé and Baby Relax brands. Dorel Asia sources and imports home furnishings products.

Caution Concerning Forward-Looking Statements

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of Dorel Industries Inc. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. The business of the Company and these forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ from expected results. Important factors which could cause such differences may include, without excluding other considerations, increases in raw material costs, particularly for key input factors such as particle board and resins; increases in ocean freight container costs; failure of new products to meet demand expectations; changes to the Company’s effective income tax rate as a result of changes in the anticipated geographic mix of revenues; the impact of price pressures exerted by competitors, and settlements for product liability cases which exceed the Company’s insurance coverage limits. A description of the above mentioned items and certain additional risk factors are discussed in the Company’s Annual MD&A and Annual Information Form, filed with the securities regulatory authorities in Canada and the U.S. The risk factors outlined in the previously mentioned documents are specifically incorporated herein by reference. The Company’s business, financial condition, or operating results could be materially adversely affected if any of these risks and uncertainties were to materialize.  Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DOREL INDUSTRIES INC.

By: /s/ Martin Schwartz_____________

Martin Schwartz

Title: President and Chief Executive Officer

By: /s/ Jeffrey Schwartz_____________

Jeffrey Schwartz

Title: Executive Vice-President,

 Chief Financial Officer

November 24, 2005